Filed by CF Industries Holdings, Inc.

(Commission File No. 333-157462)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company:

Terra Industries Inc.

This communication relates to the offer (the “Offer”) by CF Industries Holdings, Inc. (“CF Industries”) through its direct wholly-owned subsidiary, Composite Acquisition Corporation (“Composite Acquisition”), to exchange each issued and outstanding share of common stock (the “Terra common stock”) of Terra Industries Inc. (“Terra”) for 0.4235 shares of CF Industries common stock. This communication is for informational purposes only and does not constitute an offer to exchange, or a solicitation of an offer to exchange, Terra common stock, nor is it a substitute for the Tender Offer Statement on Schedule TO or the preliminary Prospectus/Offer to Exchange included in the Registration Statement on Form S-4 (Reg. No. 333-157462) (including the Letter of Transmittal and related documents and as amended from time to time, the “Exchange Offer Documents”) previously filed by CF Industries and Composite Acquisition with the Securities and Exchange Commission (the “SEC”). The Registration Statement has not yet become effective. The Offer is made only through the Exchange Offer Documents. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE DOCUMENTS AND OTHER RELEVANT MATERIALS AS THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

This communication is neither an offer to purchase nor the solicitation of an offer to sell any securities. CF Industries previously filed a Solicitation/Recommendation Statement on Schedule 14D-9 (as amended, the “Solicitation/Recommendation Statement”) with the SEC with respect to the exchange offer commenced by Agrium Inc. INVESTORS AND SECURITY HOLDERS OF CF INDUSTRIES ARE URGED TO READ THE SOLICITATION/RECOMMENDATION STATEMENT AND OTHER RELEVANT MATERIALS AS THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

In connection with the solicitation of proxies for the 2009 annual meeting of stockholders of Terra, CF Industries and its wholly-owned subsidiary CF Composite, Inc. (“CF Composite”) filed a revised preliminary proxy statement with the SEC on April 7, 2009 and intend to file a definitive proxy statement. When completed, the definitive proxy statement of CF Industries and CF Composite and accompanying proxy card will be mailed to stockholders of Terra. INVESTORS AND SECURITY HOLDERS OF TERRA ARE URGED TO READ THE PROXY STATEMENT AND OTHER RELEVANT MATERIALS CAREFULLY IN THEIR ENTIRETY AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and security holders will be able to obtain free copies of any documents filed by CF Industries with the SEC through the web site maintained by the SEC at www.sec.gov.  Free copies of any such documents can also be obtained by calling Innisfree M&A Incorporated toll-free at (877) 456-3507.

CF Industries, CF Composite, their respective directors and executive officers and the individuals nominated by CF Composite for election to Terra’s board of directors are participants in the solicitation of proxies from Terra stockholders for Terra’s 2009 annual meeting of stockholders. Information regarding such participants and a description of their direct and indirect interests in such solicitation, by securities holdings or otherwise, is contained in the revised preliminary proxy statement filed by CF Industries with the SEC on April 7, 2009. CF Industries and its directors and executive officers will be participants in any solicitation of proxies from Terra stockholders or CF Industries stockholders in respect of the proposed transaction with Terra. Information regarding CF Industries’ directors and executive officers is available in the supplement to its proxy statement for its 2009 annual meeting of stockholders, which was filed with the SEC on April 7, 2009, and a description of their direct and indirect interests in such solicitation, by security holdings or otherwise, will be contained in the proxy statement/prospectus filed in connection with the proposed transaction with Terra.

Safe Harbor Statement

Certain statements contained in this communication may constitute “forward-looking statements.”  All statements in this communication, other than those relating to historical information or current condition, are forward-looking statements.  These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements.  Risks and uncertainties relating to the proposed transaction include: Terra’s failure to accept CF Industries’ proposal and enter into definitive agreements to effect the transaction; our ability to obtain shareholder, antitrust, regulatory and other approvals on the proposed terms and schedule; uncertainty of the expected financial performance of CF Industries following completion of the proposed transaction; CF Industries’ ability to achieve the cost-savings and synergies contemplated by the proposed transaction within the expected time frame; CF Industries’ ability to promptly and effectively integrate the businesses of Terra and CF Industries; and disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers.  Additional risks and uncertainties include: the relatively expensive and volatile cost of North American natural gas; the cyclical nature of our business and the agricultural sector; changes in global fertilizer supply and demand and its impact on the selling price of our products; the nature of our products as global commodities; intense global competition in the consolidating markets in which we operate; conditions in the U.S. agricultural industry; weather conditions; our inability to accurately predict seasonal demand for our products; the concentration of our sales with certain large customers; the impact of changing market conditions on our forward pricing program; the reliance of our operations on a limited number of key facilities; the significant risks and hazards against which we may not be fully insured; reliance on third party transportation providers; unanticipated adverse consequences related to the expansion of our business; our inability to expand our business, including the significant resources that could be required; potential liabilities and expenditures related to environmental and health and safety laws and regulations; our inability to obtain or maintain required permits and governmental approvals or to meet financial assurance requirements; acts of terrorism; difficulties in securing the supply and delivery of raw materials we use and increases in their costs; losses on our investments in securities; loss of key members of management and professional staff; recent global market and economic conditions, including credit markets; and the other risks and uncertainties included from time to time in our filings with the SEC.  Except as required by law, we undertake no obligation to update or revise any forward-looking statements.

*****

CF Industries Holdings, Inc. hosted a conference call with analysts and investors at 10:00 a.m. Eastern Time on Wednesday, August 5, 2009. A copy of the transcript follows:

FINAL TRANSCRIPT

Conference Call Transcript

CF - CF Industries Conference call to discuss Business Combination with Terra Industries

Event Date/Time: Aug 05, 2009 / 02:00PM  GMT

CORPORATE PARTICIPANTS

Charles Nekvasil

CF Industries, Inc. - Director of Public and Investor Relations

Steve Wilson

CF Industries, Inc. - Chairman, President and CEO

Tony Nocchiero

CF Industries, Inc. - SVP and CFO

CONFERENCE CALL PARTICIPANTS

Mark Connelly

Sterne, Agee & Leach, Inc. - Analyst

David Silver

UBS - Analyst

Michael Piken

Cleveland Research Company - Analyst

Steve Byrne

BAS-ML - Analyst

Chase Stock

Chesapeake Partners - Analyst

Costas Karathanos

Goldman Sachs - Analyst

Fai Lee

RBC Capital Markets - Analyst

Josh Kolevzon

Millennium Partners - Analyst

Judy Delgado

Alpine Associates - Analyst

Tony Reiner

Dominick & Dominick - Analyst

Drew Figdor

Tiedemann Investment Group - Analyst

PRESENTATION

Operator

Good day, ladies and gentlemen, and welcome to the CF Industries investor call. My name is Yanik and I will be your coordinator for today. At this time, all participants are in listen-only mode. We will be facilitating a question-and-answer session towards the end of the conference. (Operator Instructions).

I would now like to turn the presentation over to your host of today’s call, Mr. Charles Nekvasil, Director of Public and Investor Relations. Please proceed, sir.

Charles Nekvasil  - CF Industries, Inc. - Director of Public and Investor Relations

Thank you, Yanik. Good morning. I’m Chuck Nekvasil and I’m here in Boston with Steve Wilson, our Chairman and Chief Executive Officer, and Tony Nocchiero, our Chief Financial Officer.

We’re here to discuss the news release CF Industries issued earlier this morning, detailing the proposed changes to our offer for a business combination with Terra Industries Inc., recently approved by our Board of Directors.

As you read our news release and listen to this conference call, please recognize that both contain forward-looking statements within the meaning of the federal securities laws. All statements in these, other than those relating to historical information or current condition, are considered forward-looking statements. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control and which could cause actual results to differ materially from such statements.

These risks and uncertainties include those spelled out in the Safe Harbor statement, included in the news release and shown on slide number two. Consider all forward-looking statements in light of those and other risks and uncertainties, and do not place undue reliance on any forward-looking statement.

Please also review the additional information shown on slide three relating to our intention to file a proxy statement and other relevant materials in connection with the solicitation of proxies for the 2009 annual meeting of stockholders of Terra Industries Inc.

Now let me introduce Steve Wilson, our Chairman and Chief Executive Officer.

Steve Wilson  — CF Industries, Inc. - Chairman, President and CEO

Thanks, Chuck, and thank you, ladies and gentlemen, for joining us this morning.

In today’s call, we’ll open with a brief review of CF Industries’ strong second quarter performance. After that, we’ll discuss our proposal to increase CF Industries’ offer for a business combination with Terra Industries. The proposal, we believe, provides a compelling opportunity to create substantial additional value for shareholders of both companies. Later, we’ll open the call to your questions.

As you can see on slide five, CF Industries delivered what has been described as a blow-out performance in 2009 second quarter. I know many of you were on our conference call last week. It’s worth repeating that we delivered net earnings of $213 million or $4.33 per diluted share to our shareholders — totals that compare very favorably to the record second quarter we posted in 2008.

We generated nearly $384 million in EBITDA, again comparing very well to 2008’s record second quarter. (inaudible) we’ll discuss in more detail in just a minute, our net cash increased by more than $445 million.

On slide six, we’ve highlighted some of the underlying strength and capabilities of CF Industries that delivered this strong performance; our nimbleness in reacting to challenging market conditions; exporting a record 359,000 tons of phosphate when we saw soft conditions in the domestic market; our competitiveness — the new global paradigm in natural gas has made us competitive in global export markets for both UAN and urea; our focus on margin management — our ability to sell higher margin forward-priced product during 2009’s first half was the result of the strategic decision made last year to lock-in margins that we found very attractive.

By the same token, we made a strategic decision in the second quarter of this year not to lock-in significant forward sales for 2009’s second half because we didn’t like the margins available. And of course, our customer mix benefited from our well-established ability to profitably serve agricultural markets.

Moving to slide seven, you can see that CF Industries’ strong second quarter performance led to a substantial increase in our net cash position. Net cash increased by approximately $9 per share during the quarter. Currently, the Company has approximately $17 per share in net cash. If you consider our investment in auction rate securities — as we’ve said, we expect to recover the full value of this investment — our total net cash resources currently stand at $983 million, or about $20 per common share.

Looking ahead, as we explain on slide eight, we think there’s an opportunity for a good fall 2009 and spring 2010 fertilizer movement. The inventory overhang that led to reduced sales at the manufacturer level this spring — at least for nitrogen and phosphate — seems to have worked its way through the system.

Prices have stabilized, and for nitrogen, have begun to strengthen. There are, of course, wildcards; but all in all, we’re cautiously optimistic about this fall and certainly optimistic about longer-term prospects in agricultural and industrial markets.

Our strong second quarter results and our outlook for the future of nitrogen and phosphate production make the combination we’ve proposed with Terra Industries even more compelling for the shareholders of both companies.

Well, let’s talk about our proposal to increase CF Industries’ offer for that business combination.

Looking at slide 10, we expect that later today, we will have satisfied the regulatory conditions with respect to our proposed business combination with Terra Industries, and we’ll be in a position to close the (technical difficulty). From the start, the logic behind our proposed combination with Terra has received strong support from holders of both companies. As you’d expect, many of those holders have reached out to us, sharing their views on valuation, structure and terms.

(multiple speakers) and financial strength of CF Industries and the propensity to add significant value for CF Industries shareholders. Our Board of Directors are prepared to increase its (technical difficulty).

I apologize for some of that background noise, it’s (inaudible) from our site here in Boston.

On slide 11, you can see the key terms of our proposal. The [alternate] nature of the offer will allow shareholders of both Terra and CF Industries to participate ratably from the (technical difficulty) (multiple speakers) value creation (inaudible) of the combined companies. (technical difficulty) synergies.

We would agree to negotiate a merger with Terra at an exchange ratio of 0.465 of a CF share for each Terra share. This represents a 35% premium to the exchange ratio on January 15, 2009, the day we announced our initial proposal for Terra; a 38% premium to the one-year average exchange ratio prior to January 15, and a 31% premium to the average exchange ratio during the last three months.

Terra shareholders would own 49% — approximately 49% of the combined company; CF shareholders, approximately 51%. In addition, 5 million Contingent Future Shares, or CFs, with a conversion price of $115, would be distributed to CF shareholders just prior to the merger; but more on that in a moment.

At June 30, 2009, the combined CF/Terra would have approximately — would have had approximately $2.1 billion in total cash. Under our proposal, the combined company would repurchase at least $1 billion worth of shares after the merger has closed.

The combined company would continue to have a strong balance sheet featuring no leverage and a strong cash position. We would welcome having a number of Terra’s Directors on the Board of the combined company. We look forward to Mike Bennett being one of those Directors and having him continue to serve in a senior executive capacity, working closely with me to manage the combined company.

Slide 12 demonstrates that our proposed exchange ratio offers a very attractive premium to the Terra shareholders, representing a 35% premium to the January 15th exchange ratio the day of our original proposal, and a 38% premium to the one-year average exchange ratio prior to January 15.

Importantly, during the last number of weeks, we believe the key relative valuation relationships have effectively been reset to levels consistent with those that existed when we first announced our proposal back in January. Accordingly, we believe the current context should provide comfort to both sets of shareholders.

For example, during the last three months, the market has maintained an average exchange ratio of approximately 0.35 between the two companies, very close to the trailing one-year and spot exchange ratios that existed when we first announced our proposal on January 15.

Turning to slide 13, given the significant increase in our offer, as well as our confidence in the future trading value of our own stock, immediately before the merger, we would distribute to CF Industries shareholders Contingent Future Shares or CFs.

CFs would provide CF shareholders with an opportunity to receive an aggregate of 5 million CF Industries shares if the average CF closing share price exceeds $115 per share for any five trading days within any 20 trading day period. If these conditions are met, the CFs would automatically convert into CF Industries shares on a 1-for-1 basis.

The measuring period is a period starting six months after the merger and ending 24 months after the merger. The CFs would be publicly traded. The CF Industries trade through the $115 conversion price; we are giving CF’s pre-merger shareholders the opportunity to increase their ownership in the combined company from approximately 51% to approximately 54%.

Slide 14 summarizes some of the financial highlights of the transaction. With a $6.8 billion market cap, the combined company will have increased trading liquidity, improved access to the capital markets, and will emerge with a stronger balance sheet, featuring a substantial cash balance and no debt.

Pro forma for our share repurchase of $1 billion and repayment of Terra bonds, the combined company would have approximately $0.7 billion in cash. We expect the cash balance to continue to grow over the course of 2009. After giving effect to the realization of significant synergies, we expect the transaction to be accretive to CF Industries shareholders.

In summary, turning to slide 15, we expect that today we will have satisfied the regulatory conditions with respect to our proposed business combination with Terra, and will be in a position to close the transaction promptly. Our Board and management team are enthusiastic about combining our two companies. The combined company will be a stronger, more competitive player in the global nitrogen fertilizer industry.

With annual capacity of about 6.3 million tons, we will be a close second to Yara’s 6.9 million tons of annual nitrogen capacity. The combined company would also benefit from CF’s strong position in phosphate. We expect the combination to generate between $105 million and $135 million in annual cost synergies and provide significant financial benefits for all stakeholders.

Combined, CF and Terra would have an improved strategic platform from which to pursue growth and manage risk. The combinations logic has been acknowledged by both organizations, as evidenced by our 2004 and 2007 discussions regarding the merger.

We’d welcome having a number of Terra’s Directors on the Board of the combined company, and we look forward to Mike Bennett being one of those two Directors and having him continue to serve in a senior executive capacity, working closely with me to manage the combined company. Also, we would consider locating some functions of the combined company in the Sioux City area while preserving the synergies of the transaction.

Before we open the call to questions, I’d like to remind everyone that CF has generated significant value for shareholders since our IPO in August of 2005; that the highest share price appreciation and total shareholder return among public global fertilizer companies from our IPO date to January 15, 2009.

We’ve maintained our focus on fertilizer manufacturing and wholesale distribution with outstanding operational execution. We generated approximately $9 of cash per share during the second quarter, and eclipsed $500 million of EBITDA for the first half of 2009, exceeding the median Street expectation for the entire year.

And we’ve demonstrated a commitment to return capital to shareholders, as evidenced by our accelerated stock repurchase last fall, and our commitment to repurchase at least $1 billion of stock after we close this transaction. Clearly, we’re focused on creating shareholder value. And now that the Hart-Scott-Rodino waiting period is set to expire at midnight tonight, August 5, we remain on track, poised to take the next step in creating value by putting these two great companies together — a compelling opportunity for both companies and their shareholders.

And now we’d like to open up the call for questions. Yanik, would you please prep the group on the procedures?

QUESTION AND ANSWER

Operator

(Operator Instructions). Mark Connelly.

Mark Connelly  - Sterne, Agee & Leach, Inc. - Analyst

Steve, I wonder if you could just talk a little bit more about the decision to replace the collar with this Contingent Future Share? Is there something to it beyond simplifying the economics? Is there a tax issue or —? It seems like an odd way to go. I mean, it — you had a collar before that looked like it was working fine and you’re raising the bid; is it to do with the share count or —?

Steve Wilson  - CF Industries, Inc. - Chairman, President and CEO

Good morning, Mark. No, the replacement of the collar is with the fixed exchange ratio of 0.465. That’s to solidify the exchange ratio and give a clear indication of the ownership percentage going forward, assuming that our stock price were to stay roughly in the range that it is now.

The purpose of the Contingent Future Shares is to give existing CF shareholders an opportunity to own a greater percentage of the Company, should our stock price perform in a manner consistent with how it’s performed over the last several months. In other words, it’s an opportunity presented to existing CF shareholders.

Mark Connelly  - Sterne, Agee & Leach, Inc. - Analyst

So, in effect, it’s a clawback on the Terra offer in some sense?

Steve Wilson  - CF Industries, Inc. - Chairman, President and CEO

You could use those words, yes.

Mark Connelly  - Sterne, Agee & Leach, Inc. - Analyst

Okay. Just one more question, because I know there’ll be more — can you tell us how you arrived at the $1 billion number? I mean, obviously, it’s a pretty round number, but as I think about your plans and the aggressive plan that you have for Peru, how does disgorging $1 billion fit into your plan to ultimately finance your growth?

Steve Wilson  - CF Industries, Inc. - Chairman, President and CEO

I’ll let Tony Nocchiero cover that one, Mark.

Tony Nocchiero  - CF Industries, Inc. - SVP and CFO

Mark, as we’ve discussed in the past, the plan for Peru will be to do project financing with limited recourse debt. We expect to be able to finance it in the range of 50% to 60% of the total cost of the project.

We’ve gone through the pro forma economics of the combined companies and we’re very confident that there’s a strong cash cushion without drawing any existing debt, and the combined borrowing power of the companies is certainly still significant. So, we believe the combined companies have adequate liquidity, adequate available cash and capital to do anything they might need to do in the future.

The $1 billion was arrived at because we’ve been in conversations with Terra shareholders and have a very clear idea of what they’re looking for in terms of stock and cash. And we’ve tried to target an amount that’s consistent with both those desires and with the needs of the companies to maintain a safe and adequate liquidity position.

Mark Connelly  - Sterne, Agee & Leach, Inc. - Analyst

Okay. That makes a lot of sense. Thank you.

Operator

David Silver, UBS Securities.

David Silver  - UBS - Analyst

Okay. First, I’m just going to ask a very, kind of, naive question — but assuming that the Hart-Scott-Rodino deadline or expiration passes with no further requests, what remaining regulatory hurdles might you face?

Steve Wilson  - CF Industries, Inc. - Chairman, President and CEO

Well, we believe those — that would conclude the significant regulatory hurdles, although I would add just as a note of caution that the FTC could always raise its head at a future date. But the formal review period is set to expire tonight.

David Silver  - UBS - Analyst

Okay. That’s what I thought. No. Thanks for clarifying that.

And then, you know, not to be — I guess I would just pick up on one comment you made about the deal being accretive to CF shareholders. I guess I’m just wondering, if I look at, let’s say, consensus estimates for your Company, which are well north of $7, and Terra’s estimates, I guess, might be closer to about $2.50 for 2009, and if you do the exchange ratio and make some assessment of cost savings, it doesn’t look quite like you would be accretive to a CF shareholder.

Is that a fair assessment? Or was your comment about a future year? Just what was your basis for that comment?

Steve Wilson  - CF Industries, Inc. - Chairman, President and CEO

We made the comment, I think, going back to January that we believe that the transaction will be accretive in the second year, David.

David Silver  - UBS - Analyst

Okay. All right, thank you.

Tony Nocchiero  - CF Industries, Inc. - SVP and CFO

We believe that’s still the case.

Steve Wilson  - CF Industries, Inc. - Chairman, President and CEO

Yes.

Operator

Michael Piken, Cleveland Research.

Michael Piken  - Cleveland Research Company - Analyst

A couple of quick questions here. I know we’ve sort of discussed some of this in the past, but are you guys at all concerned about anything related to cap and trade potentially passing and the impact on the US nitrogen operations? If you could just give some sort of update on that as it relates to this transaction making you a lot more exposed to the North American nitrogen market. Thanks.

Steve Wilson  - CF Industries, Inc. - Chairman, President and CEO

Well, Mike, good morning. We certainly watch the evolution of greenhouse gas legislation in Washington. We have a full-time staff in Washington. And we work Capitol Hill as much as we can, trying to understand what kind of legislation will evolve and how it will impact us and try to influence the outcomes.

Certainly, there’s a certain element of defense being played right now in our industry, in a lot of industries. Our hope is that wisdom will prevail and that the strong industrial base that we have in this country is going to be preserved. There’s a lot of earth to be moved to even get a bill forward. The House bill barely passed; I think the prognostication would suggest that that bill is probably not likely to survive in the Senate.

So there are a lot of question marks about this. It’s an issue that we deal with in our business and we’ll continue to follow it like we follow a lot of legislative and regulatory issues that affect us.

David Silver  - UBS - Analyst

Okay. So I gather, then, I mean, it sort of sounds like you’re not overly concerned about it or you wouldn’t be looking to add to your North American nitrogen exposure — would that be a fair statement?

Steve Wilson  - CF Industries, Inc. - Chairman, President and CEO

We’re very comfortable becoming a larger nitrogen player because of the synergy opportunities that we see. Becoming a stronger player is important to both — I think, should be important to both sets of shareholders.

David Silver  - UBS - Analyst

Great. And then my last question is — from the press release, you said Mike Bennett would be involved and have a senior leadership role. I mean, would you — what would be your intention regarding Terra’s corporate office? Would it be to shut it down and move people to your headquarters? Or can you kind of explain how the inner workings between Deerfield and Sioux City would work? Thanks.

Steve Wilson  - CF Industries, Inc. - Chairman, President and CEO

Well, clearly, one of the major synergy elements is the elimination of the expense involved with one corporate headquarters. My own personal philosophy, and I think it would be the philosophy of our Board, is that we should have the best available players on the field. So, we would look at both management groups and make decisions that were best in the long-term interests of our owners.

David Silver  - UBS - Analyst

Great. Thank you.

Operator

Steve Byrne, Merrill Lynch.

Steve Byrne  - BAS-ML - Analyst

In your assessment of Terra’s environmental segment, do you see opportunity for some revenue synergies? I.e., contributing your urea capacity and distribution network combined with theirs to better fulfill that nationwide initiative? Or do you see that as being a standalone business being designed the way Terra is heading down right now?

Steve Wilson  - CF Industries, Inc. - Chairman, President and CEO

Good morning, Steve. I agree with your basic thought, and I wouldn’t characterize it as a revenue synergy. I would actually characterize it as an input and distribution synergy, more on the cost side.

As I understand the business that Mike operates, urea is a major input. We are a large urea producer. Obviously, our facilities would be good candidates to provide that feedstock for that product. And also, I think our distribution system would help move both the input and the output to end use locations.

Steve Byrne  - BAS-ML - Analyst

Thank you.

Operator

[Chase Stock], Chesapeake Partners.

Chase Stock  - Chesapeake Partners - Analyst

A quick question. You didn’t mention if there was going to be a CF shareholder vote in the presentation, and when do you expect to hold that vote?

Steve Wilson  - CF Industries, Inc. - Chairman, President and CEO

Well, Chase, good morning. Certainly, we believe that this is a transaction that will garner the support of our stockholders. I can’t predict when that transaction might be put forward, because we don’t have a negotiated merger agreement at the present time. But we (technical difficulty) believe that our stockholders, that both sets of stockholders, will be supportive of the transaction.

Chase Stock  - Chesapeake Partners - Analyst

Okay. But there will be a shareholder vote? We will not do the preferred structure that was mentioned at one time?

Steve Wilson  - CF Industries, Inc. - Chairman, President and CEO

Well, Terra raised the issue of that particular problem. We have proposed the preferred stock as a way to manage around that concern, if they have that concern. If that concern goes away, then the preferred stock presumably could go away.

Chase Stock  - Chesapeake Partners - Analyst

Okay. But that’s potentially still on the table?

Steve Wilson  - CF Industries, Inc. - Chairman, President and CEO

It’s technically on the table.

Chase Stock  - Chesapeake Partners - Analyst

Okay. You — I mean, we have a big concern with not having a vote in a transaction of this size.

Steve Wilson  - CF Industries, Inc. - Chairman, President and CEO

We understand, Chase.

Chase Stock  - Chesapeake Partners - Analyst

Okay, thank you.

Operator

Robert Koort.

Costas Karathanos  - Goldman Sachs - Analyst

This is Costas Karathanos on behalf of Bob. A couple of quick questions for you, Mike and — Steve and Tony. Did you deliver the draft merger agreement to Terra?

Steve Wilson  - CF Industries, Inc. - Chairman, President and CEO

Have we delivered a draft — there may be the form of one attached to our exchange offer, I’m not sure. We’re ready to go whenever we have discussions.

Costas Karathanos  - Goldman Sachs - Analyst

Okay. And then, if I read it correctly, the exchange offer for Terra, it is over the 21st. And if I’m not mistaken, the Agrium’s offer for the CF shareholders is on the 19th. I mean, maybe I’m wrong over here, but if you guys are really interested in Terra, why you didn’t put the date before the Agrium’s offer from the CF shareholders?

Steve Wilson  - CF Industries, Inc. - Chairman, President and CEO

Well, frankly, we’re managing our process with respect to the combination of CF and Terra from a totally CF and Terra perspective. We think that’s the appropriate date for the expiration of our current offer.

Costas Karathanos  - Goldman Sachs - Analyst

Okay, thank you very much.

Operator

Fai Lee.

Fai Lee  - RBC Capital Markets - Analyst

I just have a couple questions. The first is — the combined company before the share buybacks will have about — is it about 96 million shares, is that right?

Tony Nocchiero  - CF Industries, Inc. - SVP and CFO

Yes, Terra has a little bit less than a —

Steve Wilson  - CF Industries, Inc. - Chairman, President and CEO

100 million.

Tony Nocchiero  - CF Industries, Inc. - SVP and CFO

— than a 100 million shares.

Steve Wilson  - CF Industries, Inc. - Chairman, President and CEO

Yes.

Tony Nocchiero  - CF Industries, Inc. - SVP and CFO

In that range.

Fai Lee  - RBC Capital Markets - Analyst

Yes. But on a combined basis, it would be about 96 million then, right?

Steve Wilson  - CF Industries, Inc. - Chairman, President and CEO

Roughly, yes.

Tony Nocchiero  - CF Industries, Inc. - SVP and CFO

Oh, I see, yes. Yes, that’s right.

Fai Lee  - RBC Capital Markets - Analyst

And for the CF shares, the Contingent Future Shares — so those, based on the combined market caps, it looks like the combined company share price would have to go up by about 60%, is that right? And then they’d become exercisable? Or they become distributed at that point?

Steve Wilson  - CF Industries, Inc. - Chairman, President and CEO

I don’t know if you have that —

Tony Nocchiero  - CF Industries, Inc. - SVP and CFO

Yes, as we said in the description of the CFs, the conversion price is $115.

Fai Lee  - RBC Capital Markets - Analyst

Okay. So that implies, based on the current market caps, you’d need about 60% appreciation before they’re distributed, approximately?

Tony Nocchiero  - CF Industries, Inc. - SVP and CFO

I haven’t done that math, if you have —

Steve Wilson  - CF Industries, Inc. - Chairman, President and CEO

(multiple speakers) Yes, right.

Fai Lee  - RBC Capital Markets - Analyst

Okay. No, I’d just take the 6.8 million (multiple speakers) and divide it by the 96 —

Steve Wilson  - CF Industries, Inc. - Chairman, President and CEO

Right.

Fai Lee  - RBC Capital Markets - Analyst

— and came out with 71. Okay, great. That’s all I wanted to confirm. Thank you.

Operator

[Bran D’ambrosio].

Unidentified Participant

My question was also already asked about the shareholder vote, but basically, I would also like to say, maybe we have a significant issue with you guys not having a shareholder vote.

Steve Wilson  - CF Industries, Inc. - Chairman, President and CEO

We understand that question and we would be very pleased to take our transaction to our shareholders, given the opportunity to do so.

Unidentified Participant

Right. Okay, thank you.

Operator

Josh Kolevzon, Millennium Partners.

Josh Kolevzon  - Millennium Partners - Analyst

I just also want to reiterate that we have a decent size position and I also have an issue with no shareholder vote. And I’m just — the comment you just made that you would like to take it to shareholders if you could, what’s stopping you?

Steve Wilson  - CF Industries, Inc. - Chairman, President and CEO

When Terra filed their 14D-9, they opined that they have reservations that we would be unable to obtain our shareholder vote. And they offered the preferred stock mechanism as a way to take that issue off the table.

Josh Kolevzon  - Millennium Partners - Analyst

Right. I guess my question is just at what point are your shareholders’ desires more important than Terra’s shareholders’ desires? And then just to — the last follow-up is, you said you guys are very confident that your shareholders would support the deal, yet 62% of them think you should probably enter into talks with Agrium. I’m just wondering why you’re so confident that your shareholders would support the deal.

Tony Nocchiero  - CF Industries, Inc. - SVP and CFO

Well, let’s back up on one second — the risk metrics report did not say that 62% supported the deal, but they were talking about some form of engagement. But Steve, I’ll just let you back in there.

Steve Wilson  - CF Industries, Inc. - Chairman, President and CEO

Can I just make a comment that this Company has been focused on shareholders from the day we went public on August 11, 2005. I think our actions in executing our operating part of our business and our strategies has been outstanding. I think the way we’ve conducted ourselves since January, in terms of working to put CF and Terra together, and dealing with the Agrium issue have been all done in the interest of building long-term stockholder value. And that’s the way we will continue to run the business from the corporate level to the management level to the (inaudible) level.

Josh Kolevzon  - Millennium Partners - Analyst

Okay.

Tony Nocchiero  - CF Industries, Inc. - SVP and CFO

Yes, I would just add to that that the current offer on the table is in the form of CF common stock, and that’s exactly the form we intend to proceed in, unless Terra sits on a different combination.

Josh Kolevzon  - Millennium Partners - Analyst

Okay, yes, and — okay, so I guess that answers — I mean, I guess my question is just at what — I mean, if they say, we don’t want a vote, is that enough for you to take away the vote or —?

Steve Wilson  - CF Industries, Inc. - Chairman, President and CEO

We understand your point. Thank you. Thank you very much.

Josh Kolevzon  - Millennium Partners - Analyst

Okay, thanks.

Operator

Judy Delgado, Alpine Associates.

Judy Delgado  - Alpine Associates - Analyst

Most of my questions have been answered. However, I just wanted you to be aware of the beginning of the call was extremely muddled, and I believe a lot of people on the call missed a bit of the recap that you were giving concerning the merger. So if you could just cover that again, regarding the close timing there and the HSR process, that would be very helpful. Thank you.

Steve Wilson  - CF Industries, Inc. - Chairman, President and CEO

Okay. Well, just for the benefit of those of you who didn’t hear it, the slides as well as our formal comments are available on our website. So you can pick up essentially verbatim what I had to say at the beginning.

But the essence of it is that the waiting period under Hart-Scott-Rodino is scheduled to expire at 11:59 p.m. this evening. That puts us in a position to be on a timeline to do a transaction with Terra and we would love the opportunity to do so. So, that’s what gives rise to the discussion this morning.

Judy Delgado  - Alpine Associates - Analyst

Okay, thank you.

Operator

Tony Reiner, Dominick & Dominick.

Tony Reiner  - Dominick & Dominick - Analyst

Thanks for having the call. And it’s pretty much a given where everybody on the call stands. I would say you probably agree with that by now. And so, how come, in the first place, we tried to get around a shareholder vote? Is this just a misread on your part? Or it’s been over the course of the months that we’ve come to realize that shareholders do have a say in how the process is going to play out?

Steve Wilson  - CF Industries, Inc. - Chairman, President and CEO

This is ground that’s been plowed many times since — back in February. We reacted to comments that Terra made in their 14D-9 suggesting that our offer was illusory because we could not obtain shareholder approval. We have believed and continue to believe that our shareholders would approve of this transaction. So the reason that we put the preferred stock out there is to take that issue off the table with respect to the comment made by Terra.

Tony Reiner  - Dominick & Dominick - Analyst

Okay. Let me ask you another question, change course, if you don’t mind. As far as the antitrust approval, which you say you’re going to get tonight, what divestitures are going to be needed?

Steve Wilson  - CF Industries, Inc. - Chairman, President and CEO

First of all, in the US, we don’t get what would be called the Good Housekeeping Seal of Approval; that is a — you have a piece of paper that says the transaction has been approved. In Canada, we have sort of the equivalent of that, which is a No Action letter, which says that they don’t intend to take any action to prevent our transaction.

Should we get past the waiting period, we will be free to close the transaction as we originally contemplated, subject to any kind of later objection by the government.

Tony Reiner  - Dominick & Dominick - Analyst

So you’ve — again, it doesn’t really answer the question. I appreciate the color and the commentary, but in specific, exactly what divestitures and what kind of understanding do we have to come with respect of regulatory bodies to get the approvals?

Steve Wilson  - CF Industries, Inc. - Chairman, President and CEO

We would be free to combine the two companies entirely as they exist today.

Tony Reiner  - Dominick & Dominick - Analyst

So, you’re saying there really didn’t have to be any divestitures? The regulatory bodies are —?

Steve Wilson  - CF Industries, Inc. - Chairman, President and CEO

I think I was very clear on that. We will be moving ahead trying to put the two companies together exactly as they exist today.

Tony Reiner  - Dominick & Dominick - Analyst

Do you think there’s a read into how the regulatory bodies would view the offer from Agrium, in terms of potentially purchasing CF Industries based on the actions or lack thereof of the regulatory bodies from an antitrust point of view?

Steve Wilson  - CF Industries, Inc. - Chairman, President and CEO

I’m not sure I understand your question. I (multiple speakers) —

Tony Reiner  - Dominick & Dominick - Analyst

Can we make a read into AGU’s antitrust discussions and to how AGU may or may not be successful in getting antitrust approval?

Steve Wilson  - CF Industries, Inc. - Chairman, President and CEO

Well, I think you may have been opportunity to ask that question from a better source a little bit later this morning.

Tony Reiner  - Dominick & Dominick - Analyst

Right. I’m just asking you if you can get a read, based on how the process you’ve gone through, if you can get a read on that process? I mean (multiple speakers) —

Steve Wilson  - CF Industries, Inc. - Chairman, President and CEO

The only comment I’ll make on that is that we are reaching the end of our waiting period, and they haven’t — they’re not even on file yet under the current round.

Tony Reiner  - Dominick & Dominick - Analyst

And so, if they get on file, if and when something happens, a movement on their front, what will be your read, take, commentary, press release on that?

Steve Wilson  - CF Industries, Inc. - Chairman, President and CEO

On what?

Tony Reiner  - Dominick & Dominick - Analyst

On AGU re-filing — AGU getting approval.

Steve Wilson  - CF Industries, Inc. - Chairman, President and CEO

Well, you know, we could talk for a long time about the regulatory issues with respect to Agrium. The simple fact is that they haven’t put a number on the table that’s at all compelling. And we’re moving ahead with Terra.

Tony Reiner  - Dominick & Dominick - Analyst

Right. Okay. So there’s a couple things. Just because you have always said there’s a number that’s not compelling plus they haven’t made any progress on the antitrust front. So I’m asking about antitrust because that’s one of the two factors you keep saying in regard to the Agrium offer.

Steve Wilson  - CF Industries, Inc. - Chairman, President and CEO

Well, let me be very clear. If there were no antitrust issues, the value proposition would not be compelling.

Tony Reiner  - Dominick & Dominick - Analyst

Got you. Thank you very much.

Operator

Drew Figdor, Tiedemann and Company.

Drew Figdor  - Tiedemann Investment Group - Analyst

My question is just if Agrium’s offer does get cleared — you said it didn’t matter because of the value proposition — if 75% of the shareholders tender into an offer from Agrium that is executable and live, with antitrust approval, are you saying that the shareholders — you won’t respond to that?

I want them to understand from CF’s point of view if the value proposition is acceptable to the shareholders, at what point do the shareholders get a say in this? And that’s why I put out that specific number.

Steve Wilson  - CF Industries, Inc. - Chairman, President and CEO

We won’t speculate.

Tony Nocchiero  - CF Industries, Inc. - SVP and CFO

I’m not going to speculate on what might happen under certain conditions in the future. If there’s a proposal on the table that CF Board of Directors deems to be a compelling proposal, it will get appropriate consideration, and decisions will be made in the interest of all of our stockholders.

Drew Figdor  - Tiedemann Investment Group - Analyst

My question is more directed to the shareholders’ interests, right? I understand the Board has a say in this and can recommend or not; but if the shareholders want it — so, I’m trying to say, at what point will the Board stopped putting its opinion ahead of my opinion?

So, if the shareholders tender into the result and the offer, and it is a live, executable offer, so it’s no longer a referendum on something, I would assume our opinion would be weighed more than the Board’s opinion. And I want to understand how that process is supposed to work.

Steve Wilson  - CF Industries, Inc. - Chairman, President and CEO

Drew, we weigh the opinions of our stockholders every time we deliberate on one of these situations. And we have done it consistently; we’ve done it thoroughly; we’ve done it professionally; and I think we’ve done it effectively. We will continue to do that, should the need arise or the opportunity arise to do so. We’ll continue to operate in the best interest of all of our stockholders.

Drew Figdor  - Tiedemann Investment Group - Analyst

Well, I’ll just end with my statement, which is, if the shareholders want the offer, then I want the Board to listen to the shareholders — not even listen; I want them to understand that that’s the statement. So, I don’t want the Board to replace my judgment.

If the shareholders don’t tender into the results, that’s great, and I accept that result. But if 75% of the shareholders tender into an executable offer, I want my opinion to be the decision, not the Board’s.

Steve Wilson  - CF Industries, Inc. - Chairman, President and CEO

We understand your point.

Drew Figdor  - Tiedemann Investment Group - Analyst

Okay, thank you.

Operator

Ladies and gentlemen, this concludes the Q&A portion of this conference call. I would now like to turn the presentation back to Mr. Wilson.

Steve Wilson  - CF Industries, Inc. - Chairman, President and CEO

Thank you all for participating this morning. We look forward to engaging with you in the weeks and months ahead. Good morning.

Tony Nocchiero  - CF Industries, Inc. - SVP and CFO

Yanik, would you stay on the line for a moment after you disconnect?

Operator

Yes sir. (multiple speakers) Thank you for your participation in today’s conference. This concludes the presentation. You may now disconnect. Have a good day.